UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of class of securities)

65540B105

(CUSIP Number)

Mélanie Bernier

Senior Vice President and Chief Legal Officer

Public Sector Pension Investment Board

1250 René-Lévesque Boulevard West, Suite 1400

Montréal, Québec, Canada H3B 5E9

514-937-2772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 65540B105	13D	Page 2

1	NAME OF REPORTING PERSONS Public Sector Pension Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 1,613,661 (see Item 5) (1)
		8	SHARED VOTING POWER: 0 (see Item 5) (1)
		9	SOLE DISPOSITIVE POWER: 1,613,661 (see Item 5) (1)
		10	SHARED DISPOSITIVE POWER: 0 (see Item 5) (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,613,661 (see Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7% (see Item 5) (2)
14	TYPE OF REPORTING PERSON:
CO; HC

(1)

All shares are owned by Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of Public Sector Pension Investment Board (“PSP”). PSP may be deemed a beneficial owner of such shares. See Note (1) to Argentia’s cover page of this Amendment No. 7 to Schedule 13D.

(2)	See Note (2) to Argentia’s cover page of this Amendment No. 7 to Schedule 13D.

CUSIP No. 65540B105	13D	Page 3

1	NAME OF REPORTING PERSONS Argentia Private Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER: 1,613,661 (see Item 5) (1)
		8	SHARED VOTING POWER: 0 (see Item 5) (1)
		9	SOLE DISPOSITIVE POWER: 1,613,661 (see Item 5) (1)
		10	SHARED DISPOSITIVE POWER: 0 (see Item 5) (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,613,661 (see Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7% (see Item 5) (2)
14	TYPE OF REPORTING PERSON:
OO

(1)	Argentia, a wholly owned subsidiary of PSP, directly owns 1,613,661 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”).
(2)

Percent of Class A Common Stock calculated based on 44,122,121 shares of Class A Common Stock outstanding, as defined in Item 4 of this Amendment No. 7 to Schedule 13D, as of November 1, 2019 as disclosed on the cover page of Issuer’s Form 10-Q filed with the SEC on November 8, 2019.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D initially filed on February 21, 2017, as amended (the “Schedule 13D”), and is filed jointly by Public Sector Pension Investment Board (“PSP”) and Argentia Private Investments Inc. (“Argentia”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On December 5, 2019, Argentia sold 1,500,000 shares of Class A Common Stock at a price of $5.76 per share pursuant to a transaction exempt from registration to Rule 144 (the “Sale”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)

The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 7 as of December 5, 2019 after giving effect to the Sale, are incorporated herein by reference. As of December 5, 2019 after giving effect to the Sale, PSP was the beneficial owner of 1,613,661 shares of Class A Common Stock (all of which are directly owned by Argentia), which represents approximately 3.7% of the number of shares of Class A Common Stock outstanding (based on 44,122,121 shares of Class A Common Stock outstanding as of November 1, 2019 as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 8, 2019.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of December 5, 2019.

(b)

The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 7 and (ii) Item 5(a) hereof, in each case, as of December 5, 2019 after giving effect to Sale, are incorporated herein by reference.

(c)

None of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock since the filing of Amendment No. 6 to Schedule 13D on March 26, 2019, except as disclosed in Item 4 of this Amendment No. 7.

(d)	Not applicable.

(e)	As a result of the Sale, on December 5, 2019 the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2019

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Melanie Bernier
	Name:	Melanie Bernier
	Title:	Authorized Signatory

By:	/s/ Guthrie Stewart
	Name:	Guthrie Stewart
	Title:	Authorized Signatory

ARGENTIA PRIVATE INVESTMENTS INC.

By:	/s/ Melanie Bernier
	Name:	Melanie Bernier
	Title:	Authorized Signatory

By:	/s/ Guthrie Stewart
	Name:	Guthrie Stewart
	Title:	Authorized Signatory

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